SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

(x) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Transition Period From _________ to _________

Commission File Number 1-1105

AT&T Corp.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T LONG TERM SAVINGS AND SECURITY PLAN

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

AT&T CORP.
32 AVENUE OF THE AMERICAS, NEW YORK, NY 10013-2412

AT&T Long Term Savings and Security Plan

Financial Statements
As of December 31, 2001 and 2000
and for the year ended December 31, 2001 and
Supplemental Schedule as of and
for the year ended December 31, 2001

AT&T Long Term Savings and Security Plan
Index to Financial Statements and Supplemental Schedule

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019-6013
Telephone (646) 471 4000
Facsimile (646) 394 1301

Report of Independent Accountants

To the Participants and Administrator of the AT&T
Long Term Savings and Security Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AT&T Long Term Savings and Security Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
June 17, 2002

AT&T Long Term Savings and Security Plan

Statement of Net Assets Available for Benefits
As of December 31, 2001 and 2000
(Thousands of Dollars)

	December 31, 2001	December 31, 2000
Assets		
Investments in Group Trust, at fair value	$ 1,446,089	$ 1,354,904
Participant loans receivable	44,786	45,630
Employee stock ownership plan:		
AT&T Corp. common shares allocated to participants	121,762	141,573
Temporary cash investments	1,987	2,901
Total investments	1,614,624	1,545,008
Interfund receivables	1,996	3,205
Dividends and interest receivable	983	2,784
Employee allotments	6	47
Total assets	1,617,609	1,551,044
Liabilities		
Interfund payables	1,996	3,205
Accrued expenses	431	626
Total liabilities	2,427	3,831
Net assets available for benefits	$ 1,615,182	$ 1,547,213

The accompanying notes are an integral part of these financial statements.

AT&T Long Term Savings and Security Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2001
(Thousands of Dollars)

	Total
Net assets available for benefits, January 1, 2001	$ 1,547,213
Allotments, contributions and transfers:	
Employee allotments	68,856
Employing company contributions	32,102
Transfers of participants' balances from other plans, net	26,096
	127,054
Investment income:	
Dividends	3,056
Interest	37,396
Net appreciation in fair value of investments	41,945
Employee stock ownership plan:	
Dividends on AT&T Corp. common shares	1,912
Interest	101
Net appreciation in fair value of investments	9,807
	94,217
Distributions to participants	(152,476)
Administrative expenses	(826)
Net increase	67,969
Net assets available for benefits, December 31, 2001	$ 1,615,182

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The AT&T Long Term Savings and Security Plan (the "Plan" or "LTSSP") is a defined contribution plan established by AT&T Corp. ("AT&T") to provide a convenient way for non-management employees (i.e., employees who are not salaried management employees and whose positions are subject to automatic wage progression) to save on a regular and long-term basis. The LTSSP participates in a master trust (the "Group Trust") for the investment of the pooled assets of various funds. Each participating plan has an undivided interest in the Group Trust.

Effective September 27, 2001 the AT&T Employee Stock Ownership Plan ("ESOP") merged into the Group Trust. Net assets from the ESOP of approximately $35 million were specifically transferred into the LTSSP. These net assets were recorded as transfers of participants' balances from other plans, net, on the statement of changes in net assets available for benefits.

An eligible employee enters the Plan by authorizing a payroll allotment to invest their contributions in one or more of twenty-eight (28) different funds, in 10% increments. In 2001, the AT&T Wireless Stock Fund and the Liberty Media Stock Fund were no longer employer securities and were frozen for additional employee contributions.

Employee allotments of 2% to 16% of salary may be authorized. An employee may designate allotments as pre-tax allotments, as after-tax allotments or as a combination of pre-tax and after-tax allotments. All participant contributions and earnings thereon are immediately vested and not subject to forfeiture. Pre-tax contributions may be made up to the Internal Revenue Service limit of $10,500 in 2001. After one year of service, the employing company (AT&T or any subsidiary of AT&T participating in the Plan) will contribute an amount equal to 66-2/3% of the employee's basic allotment up to the first six percent (6%) of salary. Effective October 31, 2000, employing company contributions are made in accordance with the participants' elected investment direction. Effective October 31, 2000, the Plan provides that Company Matching Contributions associated with a participant's contribution to the IBEW Sponsored Trust for Savings be invested in the AT&T Stock Fund. Prior to October 2000, Company contributions were invested in the Employer Shares Fund that invested primarily in shares of AT&T stock.

Loans are available to all participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 minus the participant's highest outstanding loan balance in the last twelve (12) months or 50% of the employee's vested account balance. Upon default, employees are considered to have received a distribution and are subject to income taxes on the distributed amount. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Account. The term of the loan shall not exceed fifty-six (56) months. The loans are collateralized by the balance in the participant's account and bear interest at prime rate determined monthly by the Plan administrator. Interest rates are fixed for the term of the loan. Interest rates on participant loans outstanding as of December 31, 2001 range from 5 percent to 10 percent. Principal and interest are paid through payroll deductions or participant-initiated payments.

On October 2, 2000, all shares acquired through the Leveraged Employee Stock Ownership Plan were distributed to the LTSSP. Effective November 1, 2000, the Plan was amended to allow participants to direct the investment of Company Matching Contributions, and to diversify the amounts held in the Employer Shares Fund. Thereafter, all Employer Matching Contributions shall be made in cash. Such contributions shall be transferred to the Trustee and invested by the Trustee in investment options designated by the participant. A participant may change the allocation of existing accounts by transferring the portion relating to the Company Matching Contribution account in increments of 5% of the participant's balance in a fund to another fund. A participant becomes 100 percent vested in the employing company contributions after five years of credited service.

When a participant retires with eligibility for retirement related benefits from the AT&T Pension Plan or terminates employment because of disability, the entire amount in the participant's account will be distributed, at the participant's election, in a single payment or in an annual retiree withdrawal of at least $500 per calendar year as directed by the participant. If no distribution election is made by the participant, the balance in the account will remain in the Plan until a later date but not beyond age 70-1/2 when minimum required distributions will begin. When a participant dies, the participant's beneficiary or beneficiaries may elect their share of the participant's account balance as a single payment or as a transfer to an LTSSP account in their own name.

In case of other termination of employment (when the participant is not entitled to retire on immediate pension or does not terminate because of disability), a single distribution will be made of all vested amounts in the participant's account if the amount to be distributed is less than $5,000. However, if the amount to be distributed exceeds $5,000, and the participant does not request the distribution, the participant's account shall remain in the Plan and may be distributed at the participant's request, or as minimum required distributions when the participant attains age 70-1/2, or upon the participant's death, whichever is earlier.

The total forfeited non-vested accounts as of December 31, 2001 and 2000 are $1,073,243 and $1,132,874, respectively. These accounts will be used to reduce future employer contributions. During 2001 and 2000, employer contributions were reduced by $860,049 and $0, respectively, due to forfeited non-vested accounts.

For a complete description of the Plan, participants should refer to the Plan Prospectus. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2. Accounting Policies

Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of benefits
Benefits are recorded when paid.

Valuation of investments
Income and assets of the Group Trust are allocated to the Plan based on participant balances. The net asset value of the Group Trust is calculated by the Trustee. The trustee determines the value of the underlying assets in the investment manager portfolios, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Investments in AT&T common shares and other securities listed on national stock exchanges are carried at fair value determined on the basis of the last published sales price per share on December 31, as reported on the Composite Tape or, if no sales were made on that date, at the last published sales price on the next preceding day on which sales were made. Securities traded

in over-the-counter markets are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources if available or, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates). All other investments are carried at the fair value at the close of business on December 31. Participant loans receivable are valued at cost which approximates fair value. Participant loans are not part of the Group Trust.

Purchases and sales of investments
Purchases and sales of securities are recorded as of the trade dates.

Investment income
Dividend income is recorded on securities held as of the ex-dividend dates. Interest income is recorded on the accrual basis.

Net appreciation (depreciation) in the fair value of investments
The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties
Investments held by the Group Trust and the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Tax Status

The Internal Revenue Service has determined and informed AT&T by a letter dated December 19, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. Although the Company filed an amendment to the determination letter with the IRC on February 28, 2002, a response has not yet been received. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4. Concentrations of investment risk

Plan participants' accounts are exposed to market risk in the event of a significant decline in the value of AT&T Corp. stock, Liberty Media Group stock and/or AT&T Wireless Group stock.

5. Plan Termination

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interest in such assets.

6. Plan Expenses

Plan participants share the recordkeeping, accounting, and other administrative costs of the Plan with the employing company. Brokerage, investment manager and trustee fees are paid by the Plan, and are primarily reflected in the calculation of a fund's net asset value per unit.

7. Group Trust Investments

The following table presents the investments in the Group Trust held by Fidelity Management Trust Company ("FMTC") at December 31, 2001 and 2000 (in thousands of dollars except for percentages).

	December 31, 2001	December 31, 2000
Type of Group Trust investments		
Asset Allocation Strategies	$ 664,756	$ 740,527
Index Funds	322,792	196,051
AT&T Custom Funds	3,989,842	4,031,500
Mutual Funds	2,660,141	3,243,257
Stock Funds	2,154,884	1,708,188
Total Group Trust investments	$ 9,792,415	$ 9,919,523

Allocation of Group Trust investments

	2001	2000
AT&T Long Term Savings Plan for Management Employees	72.9679%	73.5663%
AT&T Long Term Savings and Security Plan	14.7674%	13.6590%
AT&T Retirement Savings and Profit Sharing Plan	0.0812%	0.0742%
AT&T of Puerto Rico, Inc. Long Term Savings Plan for Management Employees	0.0705%	0.0652%
AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan	0.0167%	0.0150%
AT&T Broadband Long Term Savings Plan	12.0963%	7.8942%
AT&T Wireless Services 401(k) Retirement Plan	*	4.6948%
AT&T Long Term Savings Plan - San Francisco	*	0.0313%

*Plan was not a part of the Group Trust at the respective year-end.

		Year ended December 31, 2001
Net apppreciation (depreciation) in fair value of Group Trust investments:		
Asset Allocation Strategies	$	(48,728)
Index Funds		(15,021)
AT&T Custom Funds		(155,951)
Mutual Funds		(393,551)
Stock Funds		397,394
Total net depreciation in fair value of Group Trust investments	$	(215,857)
Investment income:		
Interest	$	201,004
Dividends		11,803
	$	212,807

8. Related Party Transactions and Party-in-Interest

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research (FMR), the parent of FMTC. FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

In addition, the Plan invests in common shares of AT&T Corp. Stock, which qualifies as a related party transaction. AT&T Wireless Group Stock and Liberty Media Group stock qualified as a related party transactions until AT&T Wireless Services Inc. and Liberty Media Group Corporation split-off from AT&T Corp. on July 9, 2001 and August 10, 2001, respectively.

9. Reconciliation of Financial Statements to Form 5500 (in thousands of dollars)

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

Net assets available for benefits per the financial statement as of December 31, 2001	$ 1,615,182
Amounts allocated to withdrawing participants	(511)
Net assets available for benefits per the Form 5500	$ 1,614,671

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2001(in 000's):

Distributions to Participants	$	152,476
Add: Amounts allocated to withdrawing Participants at December 31, 2001		511
Benefits paid to participants per the Form 5500	$	152,987

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

10. Subsequent Events

The AT&T Savings Plan Committee amended the AT&T Long Term Savings and Security Plan effective January 1, 2002 to:

- Change the vesting period in the employing company contributions from 100% vested after 5 years of service to 100% vested after 3 years of service;
- Allow the participant forfeited non-vested accounts to be used to reduce administrative expenses;

In February 2002, all assets of the Leveraged ESOP moved into the Group Trust.

AT&T Long Term Savings and Security Plan
Schedule of Assets (Held at End of Year)
As of December 31, 2001
(Thousands of Dollars)

Name of Issuer and Title of Issue	Cost	Value
Participant Loans Receivable (5% - 10%)		44,786

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T LONG TERM SAVINGS AND
SECURITY PLAN

Joanne Sisto

Joanne Sisto
Savings Plan Administrator

Date: June 24, 2002

Exhibit Index

Exhibit No.	
23	Consent of PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019-6013
Telephone (646) 471 4000
Facsimile (646) 394 1301

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-47257) of AT&T Corp. of our report dated June 17, 2002 relating to the financial statements and supplemental schedule of the AT&T Long Term Savings and Security Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

New York, NY
June 26, 2002